This announcement is not an offer to purchase or a solicitation of an offer to sell Shares. The Offers are made only by the Offers to Purchase dated January
                17, 1997, and the related Letter of Transmittal.

                     NOTICE OF OFFERS TO PURCHASE FOR CASH
               11,000,000 OF THE ISSUED AND OUTSTANDING SHARES OF
                      EATON VANCE PRIME RATE RESERVES AND
               17,500,000 OF THE ISSUED AND OUTSTANDING SHARES OF
                      EV CLASSIC SENIOR FLOATING-RATE FUND
                          AT NET ASSET VALUE PER SHARE

Eaton Vance Prime Rate Reserves and EV Classic Senior Floating-Rate Fund (the "Funds") are offering to purchase 11,000,000 and 17,500,000, respectively, of their issued and outstanding shares ("Shares") at a price equal to their net asset values ("NAV") as of the close of the New York Stock Exchange on the Expiration Date, February 14, 1997. The Offers will expire at 12:00 midnight, Eastern time, on that date unless extended upon the terms and conditions set forth in the Offers to Purchase dated January 17, 1997, and the related Letter of Transmittal, which together constitute the "Offers." The NAV on January 10, 1997, of Eaton Vance Prime Rate Reserves, was $9.99 per Share, and of EV Classic Senior Floating-Rate Fund was $9.97 per Share. The applicable early withdrawal charges will be deducted from the proceeds of Shares tendered. The purpose of the Offers is to provide liquidity to shareholders since the Funds are unaware of any secondary market which exists for the Shares. The Offers are not conditioned upon the tender of any minimum number of Shares.

If more than a Fund's Shares offered are duly tendered prior to the expiration of the Offers, the Fund will, assuming no changes in the factors originally considered when it was determined to make its Offer, extend its Offer period, if necessary, and increase the number of Shares that the Fund is offering to purchase to an amount which it believes will be sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer period or purchase the original number of Shares offered (or such larger number of Shares sought) of the Shares tendered on a pro rata basis.

Shares tendered pursuant to the Offers may be withdrawn at any time prior to 12:00 midnight, Eastern time, on February 14, 1997, and if not yet accepted for payment by a Fund then Shares may also be withdrawn after March 14, 1997.

The information required to be disclosed by paragraph (d) (1) of Rule 13e-4 under the Securities Exchange Act of 1934, as amended, is contained in the Offers to Purchase and is incorporated herein by reference.

Requests for free copies of the Offers to Purchase, Letter of Transmittal and any other tender offer documents may be directed to Eaton Vance, at the address and telephone number below. Shareholders who do not own Shares directly may effect a tender through their broker, dealer or nominee.

{LOGO}                   EATON VANCE PRIME RATE RESERVES AND
                         EV CLASSIC SENIOR FLOATING-RATE FUND
EATON VANCE              24 Federal Street
Mutual Funds             Boston, MA 02110
                         1-800-225-6265, Extension 5

                                                      January 17, 1997